SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

____________________________

EDESA BIOTECH, INC.
(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

27966L108

(CUSIP Number)

Dr. Pardeep Nijhawan

c/o Edesa Biotech, Inc.

100 Spy Court

Markham, Ontario, L3R 5H6, Canada

 (289) 800-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2022

(Date of Event which Requires Filing of this Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 27966L108		Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Pardeep Nijhawan Medicine Professional Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,592,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,592,118

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,592,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Based on a total of 19,353,351 Common Shares of the Company outstanding as of November 2, 2022 and an additional 235,204 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

CUSIP No. 27966L108	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON The Digestive Health Clinic Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 224,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 224,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 19,353,351 Common Shares of the Company outstanding as of November 2, 2022.

CUSIP No. 27966L108	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON 1968160 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 371,727
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 371,727

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 19,353,351 Common Shares of the Company outstanding as of November 2, 2022.

CUSIP No. 27966L108	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON The New Nijhawan Family Trust 2015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 456,524
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 456,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.3% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Based on a total of 19,353,351 Common Shares of the Company outstanding as of November 2, 2022 and an additional 228,262 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

CUSIP No. 27966L108	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Pardeep Nijhawan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 773,895
	8	SHARED VOTING POWER 3,644,463 (1)
	9	SOLE DISPOSITIVE POWER 773,895
	10	SHARED DISPOSITIVE POWER 3,644,463 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,418,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 2,592,118 Common Shares beneficially owned by Pardeep Nijhawan Medicine Professional Corporation, 224,094 Common Shares beneficially owned by The Digestive Health Clinic Inc., 371,727 Common Shares beneficially owned by 1968160 Ontario Inc. and 456,524 Common Shares beneficially owned by The New Nijhawan Family Trust 2015.

(2)

Based on a total of 19,353,351 Common Shares of the Company outstanding as of November 2, 2022, and an additional 179,083 Common Shares underlying vested share options and an additional 463,466 Common Shares underlying vested warrants that are beneficially owned and deemed outstanding with respect to this Reporting Person.

SCHEDULE 13D

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D jointly filed by (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada, (iii) 1968160 Ontario Inc., an Ontario corporation and (iv) Dr. Pardeep Nijhawan, an individual on June 17, 2019, as amended by Amendment No. 1 filed on August 19, 2019, as further amended by Amendment No. 2 filed on January 16, 2020, as further amended by Amendment No. 3 filed on September 18, 2020 (as so amended and supplemented, the “Schedule 13D”), with respect to the common shares, no par value per share (the “Common Shares”) of Edesa Biotech, Inc., a British Columbia corporation (the “Company” or the “Issuer”). Except as expressly amended by this Amendment No. 4, the Schedule 13D remains in full force and effect.

The purpose of this Amendment No. 4 is to report the acquisition of Common Shares by Pardeep Nijhawan Medicine Professional Corporation and The New Nijhawan Family Trust 2015, as described in this Amendment No.  4 (Pardeep Nijhawan Medicine Professional Corporation and The New Nijhawan Family Trust 2015, collectively with The Digestive Health Clinic Inc., 1968160 Ontario Inc. and Dr. Pardeep Nijhawan, the “Reporting Persons”).

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares of the Company, which has its principal executive offices at 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by the Reporting Persons. Dr. Pardeep Nijhawan is the sole executive officer and sole director of each of Pardeep Nijhawan Medicine Professional Corporation, The Digestive Health Clinic Inc and 1968160 Ontario Inc. The New Nijhawan Family Trust 2015 is a family trust of which Dr. Nijhawan is co-trustee. Dr. Pardeep Nijhawan is also the Chief Executive Officer of the Issuer. The principal address of the Reporting Persons is 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Pardeep Nijhawan Medicine Professional Corporation is a professional medical corporation through which Dr. Pardeep Nijhawan operates his medical practice.  The Digestive Health Clinic Inc. owns and operates specialist medical clinics with services in gastroenterology, hepatology and internal medicine.  1968160 Ontario Inc. is a company primarily focused on the acquisition and leasing of real property.  The New Nijhawan Family Trust 2015 is a family trust that holds 228,262 Common Shares of the Company and warrants to purchase an aggregate of 228,262 Common Shares of the Company, among other assets.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dr. Pardeep Nijhawan is a Canadian citizen.

7

SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On November 2, 2022, the Company entered into Subscription Agreements with certain non-U.S. investors ( the “Non-U.S. Subscription Agreements”), including with Pardeep Nijhawan Medicine Professional Corporation and The New Nijhawan Family Trust 2015, and Subscription Agreements with certain United States resident investors (the “U.S. Subscription Agreements” and together with the Non-U.S. Subscription Agreements, the “Subscription Agreements”) providing for the issuance and sale by the Company of an aggregate of 2,691,337 Common Shares, (ii) Class A Warrants to purchase up to an aggregate of 1,345,665 Common Shares (the “Class A Warrants”) and (iii) Class B Warrants to purchase up to an aggregate of 1,345,665 Common Shares (the “Class B Warrants”, and together with the Class A Warrants, the “Warrants”). Each Common Share was sold together with one-half of a Class A Warrant to purchase one Common Share and one-half of a Class B Warrant to purchase one Common Share. The offering was priced “at the market” under Nasdaq Stock Market rules and the price per Common Share and accompanying Warrants was $1.125. Pardeep Nijhawan Medicine Professional Corporation purchased 228,262 Common Shares in the offering at a purchase price of $1.125 and also received 114,131 Class A Warrants and 114,131 Class B Warrants. The securities were acquired with the working capital of Pardeep Nijhawan Medicine Professional Corporation. The New Nijhawan Family Trust 2015 purchased 228,262 Common Shares in the offering at a purchase price of $1.125 and also received 114,131 Class A Warrants and 114,131 Class B Warrants. The securities were acquired with funds held by The New Nijhawan Family Trust 2015.

The Class A Warrants will be exercisable on the date that is the earlier to occur of 60 days from the closing date of the offering and the date a Registration Statement covering the resale of the Common Shares and Common Shares issuable upon exercise of the Warrants is declared effective (the “Initial Exercise Date”) at an exercise price of $1.50 per share and will expire three years after the Initial Exercise Date. The Class B Warrants will be exercisable on the Initial Exercise Date at an exercise price of $1.00 per share and will expire 12 months after the Initial Exercise Date.  The exercise price and number of Common Shares issuable upon the exercise of the Warrants will be subject to adjustment in the event of any share dividends and splits, reverse share split, recapitalization, reorganization or similar transaction, as described in the Warrants.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Persons acquired their securities in the Issuer for investment purposes.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:

Pardeep Nijhawan Medicine Professional Corporation (1)	2,592,118 shares
The Digestive Health Clinic Inc.	224,094 shares
1968160 Ontario Inc.	371,727 shares
The New Nijhawan Family Trust 2015 (2)	456,524 shares
Pardeep Nijhawan (3)	4,418,358 shares

8

SCHEDULE 13D

(1)	Includes 235,204 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(2)	Includes 228,262 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(3)

Includes 594,812 Common Shares and 179,083 Common Shares underlying vested share options held directly by Dr. Pardeep Nijhawan, 2,356,914 Common Shares and an additional 235,204 Common Shares underlying vested warrants that are deemed outstanding held by Pardeep Nijhawan Medicine Professional Corporation, 224,094 Common Shares held by The Digestive Health Clinic Inc., 371,727 Common Shares held by 1968160 Ontario Inc., and 228,262 Common Shares and an additional 228,262 Common Shares underlying vested warrants that are deemed outstanding held by The New Nijhawan Family Trust 2015.

Percent of class:

Pardeep Nijhawan Medicine Professional Corporation (1)	13.2%
The Digestive Health Clinic Inc. (2)	1.2%
1968160 Ontario Inc. (2)	1.9%
The New Nijhawan Family Trust 2015 (3)	2.3%
Pardeep Nijhawan (4)	22.1%

(1)

Based on a total of 19,353,351 Common Shares of the Company outstanding as of November 2, 2022 and an additional 235,204 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(2)	Based on a total of 19,353,351 Common Shares of the Company outstanding as of November 2, 2022.

(3)

Based on a total of 19,353,351 Common Shares of the Company outstanding as of November 2, 2022 and an additional 228,262 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(4)

Based on a total of 19,353,351 Common Shares of the Company outstanding as of November 2, 2022, and an additional 179,083 Common Shares underlying vested share options and an additional 463,466 Common Shares underlying vested warrants that are beneficially owned and deemed outstanding with respect to this Reporting Person.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
1968160 Ontario Inc.	0 shares
The New Nijhawan Family Trust 2015	0 shares
Pardeep Nijhawan	773,895 shares

(ii)	Shared power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	2,592,118 shares
The Digestive Health Clinic Inc.	224,094 shares
1968160 Ontario Inc.	371,727 shares
The New Nijhawan Family Trust 2015	456,524 shares
Pardeep Nijhawan	3,644,463 shares

9

SCHEDULE 13D

(iii)	Sole power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
1968160 Ontario Inc.	0 shares
The New Nijhawan Family Trust 2015	0 shares
Pardeep Nijhawan	773,895 shares

(iv)	Shared power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	2,592,118 shares
The Digestive Health Clinic Inc.	224,094 shares
1968160 Ontario Inc.	371,727 shares
The New Nijhawan Family Trust 2015	456,524 shares
Pardeep Nijhawan	3,644,463 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 4 does not amend the information previously provided in response to this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1

Joint Filing Agreement, dated as of November 8, 2022 by and among (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada, (iii) 1968160 Ontario Inc., formed in Ontario, Canada, (iv) The New Nijhawan Family Trust 2015 and (v) Dr. Pardeep Nijhawan, an individual.

10

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARDEEP NIJHAWAN MEDICINE PROFESSIONAL CORPORATION

Date: November 8, 2022	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

THE DIGESTIVE HEALTH CLINIC INC.

Date: November 8, 2022	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

1968160 ONTARIO INC.

Date: November 8, 2022	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

THE NEW NIJHAWAN FAMILY TRUST 2015

Date: November 8, 2022	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Trustee

Date: November 8, 2022	By:	/s/ Pardeep Nijhawan

11